EXHIBIT 99.1

Xenova Group plc -- Positive Results from TA-CD Cocaine Vaccine Trial

SLOUGH, U.K., June 14, 2004 (PRIMEZONE) -- Xenova Group plc (LSE:XEN) (Nasdaq:XNVA) announced today the presentation of results of two dose escalation Phase II studies of TA-CD, a vaccine being developed for the treatment of cocaine addiction, at the College on Problems of Drug Dependence 66th Annual Scientific Meeting in Puerto Rico, June 12-17. Presented by Dr. Bridget Martell, the trials were carried out by Professor Thomas Kosten and his team at Yale University School of Medicine.

The two open-labelled, dose-escalation studies carried out on an out-patient basis, evaluated safety, immunogenicity and clinical efficacy of TA-CD in a total of 22 cocaine users. One of the two studies comprised nine cocaine dependent subjects receiving the TA-CD vaccine and assessed for relapse prevention; these subjects were required to have been free of cocaine use for the two weeks prior to entering the study. The second study included 13 cocaine dependent subjects for abstinence initiation, who were not required to have negative urine cocaine tests prior to enrolment.

Subjects received between three 100 mcg doses and five 400 mcg doses of the TA-CD vaccine (up to 2000 mcg in total). TA-CD was well tolerated in the 20 subjects who completed the two studies.

Results from both studies showed that the maximum mean antibody response occurred between 70 and 90 days post vaccination with specific cocaine antibodies persisting for at least six months. Eight subjects also received a booster 15-18 months post vaccination with TA-CD, all of whom showed increased levels of antibodies two to four weeks later.

Three quarters (75%) of the relapse prevention study group maintained abstinence from cocaine use during the 12-week study duration with 100% relapsing after 12 months when antibody levels had dropped.

In the abstinence initiation study group, 58% achieved and maintained abstinence during the 12-week study and 42% continued to be cocaine free after six months.

The authors additionally reported that the likelihood of using cocaine decreased in those subjects who received a more intense vaccination schedule and as a result were observed to produce higher levels of anti-cocaine antibodies. 88% of subjects in one study and 63% of subjects in the other, who relapsed within six months, reported a reduction in the euphoric effects of cocaine.

Bridget Martell, MD, MA, Associate Research Scientist at Yale University and involved in the TA-CD trials said, "Cocaine dependent users have a serious need for assistance with achieving and maintaining abstinence. We are impressed with these results which, although on a comparatively small number of subjects, are particularly significant as a number of addicts receiving the TA-CD vaccine were able to remain abstinent during the study periods."

David Oxlade, Chief Executive Officer of Xenova said, "These very encouraging results give a strong indication of proof of concept for the TA-CD cocaine vaccine and further validate its potential in assisting cocaine addicts to achieve abstinence."

This study was supported by the US National Institute of Drug Abuse (NIDA). NIDA has also supported earlier clinical work on TA-CD. NIDA has no rights to the commercialisation of TA-CD nor is funding required to be repaid by Xenova.

Xenova Group plc is a UK-based biopharmaceutical company focused on the development of novel drugs to treat cancer and addiction with a secondary focus in immunotherapy. The Company has a broad pipeline of products in clinical development, including three cancer programmes: its lead product TransMIDTM, for the treatment of high-grade glioma, is in Phase III trials, and its novel DNA targeting agents and XR303 are both in Phase I for cancer indications. Xenova is also developing two therapeutic vaccines for cocaine and nicotine addiction, which are in Phase II and Phase I trials respectively. Quoted on the London Stock Exchange (XEN) and on NASDAQ (XNVA), Xenova employs approximately 112 people throughout its sites in the UK and North America. (Reuters XEN.L; Bloomberg XEN LN) For further information about Xenova and its products please visit the Xenova website at www.xenova.co.uk.

Cocaine Prevalence

The Office of National Statistics estimate that there are currently 475,000 powder cocaine and 200,000 crack cocaine addicts in Britain. UK Government figures indicate that deaths caused by Class A drugs rose from 96 in 2001 to 139 in 2002 and that deaths from cocaine poisoning have more than doubled with medical evidence that cocaine causes the heart to age prematurely and leads to the rupture of blood vessels. According to Home Office figures, more than 3 million people in the UK spend a total of 6.6 billion on illegal drugs per year.

In the US, it is estimated that there are approximately 1.7 million addicts, some 3 million occasional users and about 900,000 cocaine users seek medical help for their cocaine addiction every year (Lewin Group report from 1997 based on data from SAMHSA Substance Abuse Mental Health Services Administration).

The US Department of Health and Human Services 2002 National Survey on Drug Use found that more than 33 million people age 12 and older had used cocaine at least once in their lifetime. According to What America's Users Spend in Illegal Drugs, users spent $35.3 billion on cocaine in 2000, consuming 259 metric tons of cocaine.

Background on cocaine

Cocaine is extracted from the leaves of the coca plant and originally used in South America in the mid-19th Century by natives to relieve fatigue and then for anaesthetic in surgery. Recreational use of powder cocaine, the most potent stimulant of natural origin, increased substantially throughout the 1970's and crack, the freebase form of cocaine which derives its name from heating the sodium bicarbonate or ammonia used during production, became popular in the mid-1980's due to its immediate high and inexpensive production cost.

For Xenova: Disclaimer to take advantage of the "Safe Harbor" provisions of the US Private Securities Litigation Reform Act of 1995. This press release contains "forward-looking statements," including statements about development and commercialization of products. Various risks may cause Xenova's actual results to differ materially from those expressed or implied by the forward looking statements, including: unexpected costs and delays, adverse results in our drug discovery and clinical development programs; failure to obtain patent protection for our discoveries; commercial limitations imposed by patents owned or controlled by third parties; our dependence upon strategic alliance partners to develop and commercialize products and services; difficulties or delays in obtaining regulatory approvals to market products and services resulting from our development efforts; the requirement for substantial funding to conduct research and development and to expand commercialization activities; and product initiatives by competitors. For a further list and description of the risks and uncertainties we face, see the reports we have filed with the Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT:  Xenova Group plc
          David A. Oxlade, Chief Executive Officer
          Daniel Abrams, Finance Director
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          David Yates
          Ben Atwell
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